September 16, 2019

Michael W. DePasquale
Chief Executive Officer
BIO-key International Inc.
3349 Highway 138, Building A, Suite E
Wall, New Jersey 07719

       Re: BIO-key International Inc.
           Registration Statement on Form S-3
           Filed September 11, 2019
           File No. 333-233713

Dear Mr. DePasquale:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Vincent A. Vietti, Esq.